VIA EDGAR
May 28, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4238

Attention:  Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:      Kinross Gold Corporation (“Kinross” or the “Company”)
Form 40-F for the Fiscal Year Ended December 31, 2012 (the “Filing”)
Filed April 1, 2013
File No. 001-13382

Dear Ms. Jenkins:

We have received your comment letter of May 14, 2013 regarding the Filing and provide our responses to the Staff comments below.  For ease of reference, we have repeated the Staff comments in italicized type and followed each comment with our response.

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.2
Management’s Discussion and Analysis, page 1
9. Critical Accounting Policies, Estimates and Accounting Changes, page 43
Impairment of Goodwill and Other Assets, page 44

1.
We note from your April 29, 2013 conference call on the Tasiast pre-feasibility study that you have decided to proceed with a feasibility study on a 38,000 tonne per day mill that is expected to be completed in the first quarter of 2014.  Tell us whether you reasonably expect that a sizeable increase above the current 30,000 tonne per day model would result in a reversal of the fiscal 2012 impairment charge of approximately $1.3 billion recorded against Tasiast’s property, plant and equipment (page 34) and, if so, confirm to us that you will expand your disclosure in future filings to clearly describe that such a change in estimate may result in a reversal of the previously recorded impairment loss.

www.kinross.com

Response:

Kinross assesses, on a quarterly basis, whether there is any indication that an asset or cash generating unit (“CGU”) may be impaired or whether there is any indication that an impairment loss recognised in a prior period for an asset or CGU other than goodwill may no longer exist or may have decreased.  Such assessments of impairment or impairment reversal take into account assumptions made and inputs present at the time of the analysis (i.e., at each relevant balance sheet date), and consider whether there have been significant changes in those factors since the last impairment test.

Until such time as the Tasiast feasibility study on a 38,000 tonne per day mill is complete, using inputs and assumptions that are relevant at that time, it would be premature, in the Company’s view, to estimate or expect that any increase in mill size from the 30,000 tonne per day model would result in a reversal of the impairment charge against property, plant and equipment.

If in the future, however, as a result of our quarterly impairment assessment process, we determine that an indication of either a further impairment or an impairment reversal exists for the Tasiast CGU, including, if applicable, due to the completion of the aforementioned feasibility study, we will estimate its recoverable amount in order to compare this to its carrying amount to determine if an impairment or impairment reversal exists in accordance with the accounting policy disclosed in Note 3 xi. (c) to the Company’s 2012 Consolidated Financial Statements.

We confirm that, in future filings, we will include expanded disclosure in our Management’s Discussion and Analysis to provide clarification that changes in any of the assumptions or estimates used in determining the recoverable amounts of our CGUs may result in the reversal of an impairment loss recognized in a prior period.

www.kinross.com

Exhibit 99.3
Audited Annual Financial Statements for the Years Ended December 31, 2012 and 2011
Notes to the Consolidated Financial Statements, page 8
Note 8. Impairment, page 34

2.
We note your disclosure indicating that the Tasiast impairment included a $2,130.3 million charge related to goodwill and a $1,286.0 million charge related to property, plant and equipment.  You also indicate that the 2012 impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test; and the resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast and industry-wide increases in capital and operating costs.  We further note that you publicly announced the reduction to a 30,000 tonne per day mill during your second quarter conference call in August 2012.  Please advise us of the following:

•	Further explain to us the significant inputs and assumptions that changed in your impairment test from 2011 to 2012, and describe the reasons for each change and its effect on your testing results.

•
Tell us how the reduction to a 30,000 tonne optimized per day mill model in 2012 from a 60,000 tonne per day model in 2011 affected the recoverable amounts for the Tasiast cash-generating unit and, to the extent significant, tell us whether this represented an indication of impairment that caused you to estimate the recoverable amount pursuant to IAS 36.9 upon making this mill model change.

Response(s):

1.
The effect of changes in the Tasiast life of mine plan as a result of utilizing a 30,000 tonne per day model for purposes of the impairment test as at December 31, 2012, as compared to the 60,000 tonne per day model used for the impairment test as at December 31, 2011, are described below, in the response to the second part of the Staff’s question.

The changes to other significant inputs and assumptions made between these annual impairment tests are set out below.  The effects of these changes on the Tasiast CGU valuation, as described below, reflect only the individual effect of each change, and do not reflect the effect of any interaction among these changes.

www.kinross.com

i)	Long-term commodity prices

The long-term gold price used in our impairment test as at December 31, 2012 was higher than that used in the impairment test as at December 31, 2011.  The increase in long-term gold price was a result of higher current prices, forward prices, and forecasts of future prices prepared by industry analysts, and had the effect of increasing the net asset value (“NAV”) for the Tasiast CGU.

ii)	Discount rates

The discount rate decreased in our impairment test as at December 31, 2012 compared to that used in the December 31, 2011 impairment test.  The decrease was a result of a lower computation of the real weighted average cost of capital for Mauritania, which took into account geopolitical risk at each of the reporting dates.  The impact of the decrease in discount rates had the effect of increasing the NAV for the Tasiast CGU.

iii)	Cash costs of production

Life of mine cash costs of production increased in our impairment test as at December 31, 2012 compared with our December 31, 2011 impairment test.  The increase was a result of higher mining and processing costs including labour, maintenance and power costs and had the effect of decreasing the NAV for the Tasiast CGU.

iv)	Capital expenditures

Estimated capital expenditures were higher in our impairment test as at December 31, 2012 as compared to our impairment test as at December 31, 2011.  This increase was a result of industry-wide cost escalations as well as further refinements of cost estimates and infrastructure requirements for the Tasiast project and had the effect of decreasing the NAV for the Tasiast CGU.

v)	Foreign exchange rates

Long-term foreign exchange rates were changed in our impairment test as at December 31, 2012 as compared to our impairment test as at December 31, 2011 to reflect a stronger US dollar relative to the Mauritanian ouguiya.  These changes were the result of changes in long-term projections of foreign exchange rates obtained from independent sources of economic data, and had the effect of increasing the NAV for the Tasiast CGU.

www.kinross.com

vi)	NAV multiples

The multiple applied to the Tasiast NAV decreased in our December 31, 2012 impairment test as compared to the multiple used in our December 31, 2011 impairment test.  The decrease in the NAV multiple was a result of applying current NAV multiples applicable at the impairment testing date for comparable gold mining companies, and had the effect of decreasing the recoverable amount of the Tasiast CGU.

2.
The reduction to a 30,000 tonne per day mill model for purposes of the impairment test as at December 31, 2012, from the 60,000 tonne per day model used for the impairment test as at December 31, 2011, reduced the NAV for the Tasiast CGU.  For purposes of the impairment test as at December 31, 2012, the Company’s management determined that a 30,000 tonne per day model was the most appropriate processing option to be used, given the advanced state of the pre-feasibility study for the Tasiast expansion project and because senior management and the Board of Directors had approved such an option during the fourth quarter of 2012.

The smaller mill option would require a longer mine life in order to produce an equivalent number of gold ounces, in comparison to a 60,000 tonne per day mill option.  Because a longer mine life model is impacted by the time value of money, the change to a smaller mill option results in a lower present value of cash flows and, consequently, when combined with a lower multiple, a reduced recoverable amount.

As the Staff’s comment notes, Kinross announced in August 2012 that it was considering different processing options for the potential expansion of the existing mine, and that the processing option ultimately selected for such expansion may have a lower capacity than the original 60,000 tonne per day base case used for purposes of the December 31, 2011 impairment test.  Prior to December 31, 2012, however, Kinross had not yet determined to proceed with a lower-capacity option, and accordingly such an option was not considered for impairment assessments conducted prior to that date.  The Company’s management concluded that it would not be appropriate to change the processing option upon which the Tasiast CGU impairment testing was based until such time as it could delineate its plans with certainty, complete internal reviews and receive senior management and Board of Directors approval, and finalize a reliable financial model.

www.kinross.com

The August 2012 announcement stated only that Kinross was undertaking a pre-feasibility study on a mill in the range of 30,000 tonnes per day, while continuing to explore opportunities to improve the economics of the original 60,000 tonne per day base case. An assessment was made of whether there was an indication that Tasiast may be impaired as a result of the above-noted facts, in accordance with IAS 36, Impairment of Assets, paragraph 9. Although Kinross had undertaken a review of the project development alternatives compared to those included in the original Tasiast scoping study, with the objective of improving the overall project economics, the work was preliminary, evolving, and a work-in-process and no definitive decisions had yet been made regarding the selection of a final Tasiast project plan. As a result of this assessment, it was determined that ongoing work to develop such an option did not constitute an indicator of impairment and so Tasiast’s recoverable amount was not estimated.

Closing Comments

Response:

Kinross acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and Kinross may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

www.kinross.com

We are available to discuss any of the foregoing at your convenience.  Please contact either the undersigned by telephone at 416-365-2855 or by email at Tony.Giardini@Kinross.com or Geoffrey P. Gold, Executive Vice-President, Corporate Development, and Chief Legal Officer by telephone at 416-365-2565 or by email at Geoff.Gold@Kinross.com should you wish to so discuss.

Sincerely,
KINROSS GOLD CORPORATION

/s/ TONY GIARDINI
Tony Giardini
Executive Vice-President and Chief Financial Officer

cc:	Geoffrey P. Gold, Executive Vice-President, Corporate Development, and Chief Legal Officer, Kinross Gold Corporation

Audit Committee, Kinross Gold Corporation

www.kinross.com